Exhibit 12.1

     Statement Regarding Computation of Ratio of Earnings to Fixed Charges:

						13 Weeks	26 Weeks
						Ended	Ended
	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	May 1,	July 31,
	1999	2000	2001	2002	2003	2004	2004

Earnings:

Income from continuing operations before taxes	$24,485	$26,578	$39,119	$63,773	$88,031	$18,128	$47,976

Fixed Charges	$33,807	$32,983	$30,964	$31,964	$34,992	$9,728	$20,604

Accretion of redeemable preferred stock	$(14,404)	$(5,654)	$—	$—	$—	$—	$—

	$43,888	$53,907	70,083	$95,737	$123,023	$27,856	$68,580

Fixed Charges:

Interest expense, net	$3,520	$6,963	$6,241	$2,864	$1,831	$642	$1,601

Accretion of redeemable preferred stock	$14,404	$5,654	$—	$—	$—	$—	$—

Portion of rent expense representative of interest	$15,883	$20,366	$24,723	$29,100	$33,161	$9,086	$19,003

	$33,807	$32,983	$30,964	$31,964	$34,992	$9,728	$20,604

Ratio of earnings to fixed charges	1.30	1.63	2.26	3.00	3.52	2.86	3.33

     For purposes of calculating the ratios,

(1)	earnings include income from continuing operations before income taxes, fixed charges and a reduction for preference dividend to earnings; and
(2)	fixed charges are interest expense incurred, amortization of debt expense and discount or premium related to any indebtedness, the interest component of rent and preference dividend to earnings.

     The ratio of earnings to fixed charges is calculated as follows:

(Earnings) + (Fixed Charges)

(Fixed Charges)